Exhibit 2

June 22, 2020	Filed Via SEDAR

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

Subject:	GROWN ROGUE INTERNATIONAL INC.

Dear Sirs:

We advise the following with respect to the upcoming Annual General Meeting of Security Holders for the subject issuer:

1.	CUSIP Number	ISIN Number
	39986R106	CA 39986R106

2.	Meeting Type:	Annual and Special
3.	Record Date:	July 17, 2020
4.	Beneficial Ownership Date:	July 17, 2020
5.	Mail Date:	July 28, 2020
6.	Meeting Date:	August 27, 2020

7.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON

8.	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON

9.	Business to be conducted at the meeting:	Annual and Special

10.	Notice-and-Access:
	Registered Shareholders:	Yes
	Beneficial Holders:	Yes
	Stratification Level:	Not Applicable
	E-Delivery	Yes

11.	Reporting issuer is sending proxy-related Materials directly to Non-Objecting Beneficial Owners:	No

12.	Issuer paying for delivery to Objecting Beneficial Owners:	Yes

13.	Issuer paying for delivery to US Non-Objecting Beneficial Owners:	No

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Sincerely,

Agent for Grown Rogue International Inc.

 390 Bay Street, Suite 920, Toronto, ON M5H 2Y2

Tel: 416-350-5007           Fax 416-350-5008

Website: www.capitaltransferagency.com

email: info@capitaltransferagency.com